UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTIONI 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2003

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number: 333-52600

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wells Fargo Financial Thrift and Profit Sharing Plan
c/o Wells Fargo Financial, Inc.
800 Walnut Street
Des Moines, Iowa 50309

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94104

WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

Table of Contents

Report of Independent Registered Public Accounting Firm

Plan Administrator
Wells Fargo Financial Thrift and Profit Sharing Plan:

We were engaged to audit the financial statements and supplemental schedule of the Wells Fargo Financial Thrift and Profit Sharing Plan (the Plan) as of December 31, 2003 and 2002 and for the years then ended, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at year end) as of December 31, 2003, is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June17, 2004

WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,	
Assets:	2003	2002
Investments, at quoted fair value:		
Common stock funds	$ 231,145,404	$ 145,591,458
Wells Fargo common stock	11,925,067	7,042,679
Cash reserve fund	17,995,918	18,944,749
Bond fund	72,195,159	77,698,446
Investments, at estimated fair value:		
Participant loans	7,280,477	6,115,409
Total investments	340,542,025	255,392,741
Employer contributions and other receivables	35,675,615	29,456,927
Net assets available for Plan benefits	$ 376,217,640	$ 284,849,668

See accompanying notes to financial statements.

WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	For the Years Ended December 31, 2003	2002
Additions/(Deductions) to net assets attributed to:		
Investment gain/(loss):		
Interest	$ 758,257	$ 749,166
Dividends	2,472,856	1,697,617
Net appreciation/(depreciation) in fair value of investments	53,131,774	(34,298,976)
Net investment gain/(loss)	56,362,887	(31,852,193)
Contributions:		
Employer	35,696,550	29,456,927
Employee	20,234,767	16,615,358
Total contributions	55,931,317	46,072,285
Other Income	2,415	-
Total additions	112,296,619	14,220,092
Deductions from net assets attributed to:		
Participant withdrawals	20,928,647	25,367,765
Administrative expenses	-	9,812
Total deductions	20,928,647	25,377,577
Net increase/(decrease) in net assets available for Plan benefits	91,367,972	(11,157,485)
Net assets available for Plan benefits at:		
Beginning of year	284,849,668	296,007,153
End of year	$376,217,640	$284,849,668

See accompanying notes to financial statements.

1. **Description of Plan.**

The following description of the Wells Fargo Financial Thrift and Profit Sharing Plan, (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Under the Plan, any eligible employee who has attained age 21 and completed six months of Eligibility Service (as defined) is eligible to participate in the Plan by making contributions thereto.

Contributions to provide benefits under the Plan are made by participating employees and by Wells Fargo Financial, Inc. (the "Company") and its participating subsidiaries and affiliated companies (the "Employer"). Under the Plan, an employee may make designated basic after-tax contributions equal to 1, 2, 3, 4, 5 or 6 percent of his or her compensation (with compensation not to exceed $200,000). An employee who is making basic contributions equal to 6 percent of his or her compensation may make supplemental after-tax contributions up to 44 percent, in 1 percent increments, of his or her compensation. Contributions made by an employee are credited to his or her employee contribution account. The Employer makes matching basic and discretionary contributions. The basic contribution is $1.00 for each $1.00 of basic employee contributions made during the year and not withdrawn. The Employer may also make a discretionary contribution up to an additional $1.50 for each $1.00 of basic employee contributions made during the year and not withdrawn. This amount is determined by the Wells Fargo Financial Compensation Committee. However, no contributions are made by the Employer for basic employee contributions made during the year by a person who is not in the employ of the Employer or an affiliated company on December 31 of that year with the exception of those who separated from service during the year due to death, disability or retirement. Contributions made by the Employer are credited to the respective employer contribution accounts of the participating employees. Employee and employer contributions credited to the accounts of a participating employee for a plan year are limited to the lesser of (i) $40,000 or (ii) 100 percent of such employee's compensation for such year. Employee and employer contributions credited to the accounts of a highly compensated participant (a participant whose compensation exceeded $90,000 in 2002) for a plan year may be further limited based on the actual contribution percentages for non-highly compensated participants.

Employees are fully vested in their employer contribution accounts after six Years of Vesting Service (as defined in the Plan Document), or upon termination of employment due to death, disability, or retirement on or after age 65. Employees become partially vested in their employer contribution accounts at a rate of 10 percent for each Year of Service completed in years one and two and 20 percent in years three through six. Employees are at all times fully vested in their employee contribution accounts. Forfeitures are used to reduce subsequent employer contributions and amounted to $1,000,644 and $1,337,869 for 2003 and 2002, respectively. Upon termination of employment, various benefit payout alternatives are available at the employee's option.

An employee may borrow from his or her fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of his or her vested account balances. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the employee's accounts and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Interest rates on Plan loans issued after January 1, 2000 are the prime interest rate plus one percent per annum. Interest rates on Plan loans issued prior to January 1, 2000 are 16 percent per annum. Principal and interest is paid ratably through semi-monthly payroll deductions.

1. Description of Plan, Continued.

The Plan allows participants to select the manner in which their respective employee and employer contribution account balances are invested from a variety of investment options. Assets in each of the available investment funds are valued daily.

The Plan provides for the allocation of Plan assets in the event the Plan is terminated by the Company, which reserves that right. Each participant will receive payment of the entire amount credited or allocated to his or her employee and employer contribution accounts as of the date of termination, less the proportionate share of any termination expenses incurred by Wells Fargo Thrift & Profit Sharing Trust (the "Trust").

2. Summary of Accounting Policies.

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Interest and Dividend Income. Interest and dividend income from the trustee-managed investment funds is recorded on a cash basis, which approximates the accrual method of accounting. Dividend income includes capital gain distributions from mutual funds.

Valuation of Investments. Investments other than participant loans are stated at fair value based on quoted market prices. The fair value of participant loans are valued by the trustee.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits. Benefits are recorded when paid, which approximates the accrual method of accounting. As of December 31, 2003 and 2002, benefits of $56,095 and $249,186, respectively, were due to participants who have withdrawn from participation in the Plan.

3. Tax Status of the Plan.

The Plan obtained its latest determination letter on September 22, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since the effective date of the latest determination letter. Effective January 1, 2004, the Plan changed from a 401(m) Plan to a 401(k) Plan. As part of this process the Company will be making a request for a new determination letter from the IRS. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the Trust was tax-exempt as of the financial statement date.

4. Administration.

The Plan is administered by the Retirement Committee appointed by the Board of Directors of the Company. The Company pays certain administrative costs relating to the Plan, and personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

On July 1, 2002, Wells Fargo Bank Minnesota, N.A. (Wells Fargo Bank) became the trustee of the Trust and record keeper of the Plan. Wells Fargo Bank is an affiliate of the Company.

5. Investments.

The Plan's investments (including investments bought, sold, as well as held during the year) appreciated in value by $53,131,774 for 2003 and depreciated in value by $34,298,976 for 2002 as follows:

Net (Depreciation)Appreciation in Fair Value	2003	2002
Common stock funds	$48,166,322	$(38,823,781)
Wells Fargo common stock	2,326,633	143,109
Bond fund	2,638,819	4,381,696
	$53,131,774	$(34,298,976)

The Plan holds certain debt securities of the Company as investments in the Wells Fargo Financial Intermediate Bond Fund. The Wells Fargo Financial Intermediate Bond Fund is a group of investments managed by Company personnel. These securities are purchased on the open market at prevailing market rates and, upon maturity, are redeemed at par by the Company.

The fair value of individual investments that represent 5.0 percent or more of the Plan's net assets at December 31 are as follows:

	2003	2002
Wells Fargo Financial Intermediate Bond Fund	$72,195,159	$77,698,446
Wells Fargo Cash Investment Fund		18,944,749
Wells Fargo Index Fund	28,673,219	19,441,074
Wells Fargo Large Company Growth Fund	86,314,981	65,809,783
American Century Value Fund	37,714,186	27,827,179

6. Party-in-Interest Transactions.

The Plan engages in transactions involving the acquisition or disposition of shares of Wells Fargo Mutual Funds, Wells Fargo Financial Intermediate Bond Fund and Wells Fargo & Company Common Stock. American Century, Wells Fargo Financial and Wells Fargo & Company are parties-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.

7. Subsequent Events.

Effective January 1, 2004, the Plan converted from a 401(m) Plan to a 401(k) Plan. As such, a provision for hardship withdrawals for active employees was adopted.

Effective January 1, 2004, employee contribution eligibility requirements changed from the attainment of age 21 and the completion of six months Eligibility Service to the completion of one month of Eligibility Service.

Effective January 1, 2004, each employee shall become a Participant in the matching portion of the Plan on the January 1, April 1, July 1, or October 1 coincident with or next following the date as of which the employee has completed one year of Eligibility Service.

As part of the conversion process, the Company will be making a request for a new determination letter from the IRS.

WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

Schedule of Assets (Held At End of Year)

December 31, 2003

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
	ABN/AMRO Veredus Aggressive Growth Fund	402,388 shares	$ 6,261,161
	American Century International Growth Fund	1,819,024 shares	14,443,053
	American Century Value Fund	5,021,862 shares	37,714,186
	Dodge & Cox Balanced Fund	189,638 shares	13,851,166
	Fidelity Dividend Growth Fund	356,720 shares	9,738,456
	MFS Mid Cap Growth Fund	1,276,604 shares	9,970,274
	Neuberger Berman Genesis Trust Fund	260,675 shares	9,652,813
	Templeton Foreign Fund	352,927 shares	3,755,146
	Van Kampen Comstock Fund	379,207 shares	6,048,346
*	Wells Fargo Index Fund	642,609 shares	28,673,219
*	Wells Fargo Large Company Growth Fund	1,906,671 shares	86,314,981
*	Wells Fargo Self Directed Account	N/A	4,722,603
	Total Common Stock Funds		231,145,404

WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

Schedule of Assets (Held At End of Year)

December 31, 2003
(concluded)

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
*	Wells Fargo & Company Common Stock Fund	1,040,518 shares	11,925,067
*	Wells Fargo Cash Investment Fund	17,995,918 shares	17,995,918
*	Wells Fargo Financial Intermediate Bond Fund	4,313,094 shares	72,195,159
*	Participant Loans	Variable rate, maturity dates from 1 to 10 years	7,280,477
	Total investments		$340,542,025

* Denotes a Party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WELLS FARGO FINANCIAL THRIFT
AND PROFIT SHARING PLAN

Date: June 25, 2004

By: Retirement Committee of the Wells Fargo Financial Thrift and Profit Sharing Plan

By: ____________________________
Peter S. DeLanoit, Member

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Wells Fargo and Company

We consent to the incorporation by reference in the registration statement (No. 333-52600) on Form S-8 of Wells Fargo & Company of our report dated June 17, 2004, with respect to the statements of net assets available for plan benefits of the Wells Fargo Financial Thrift and Profit Sharing Plan as of December 31, 2003 and 2002, the related statements of changes in net assets available for plan benefits for each of the years then ended, and the related schedule as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Wells Fargo Financial Thrift and Profit Sharing Plan.

KPMG LLP

Des Moines, Iowa
June 23, 2004

Exhibit 99

CERTIFICATION OF PERIODIC FINANCIAL REPORT

Pursuant to 18 U.S.C. Section 1350, the undersigned members of the Retirement Committee of the Wells Fargo Financial Thrift and Profit Sharing Plan hereby certify that:

(1) the Annual Report on Form 11-K for the year ended December 31, 2003 (the "Report") of the Wells Fargo Financial Thrift and Profit Sharing Plan (the "Plan") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Peter S. DeLanoit
Senior Vice President
Wells Fargo Financial, Inc.

Dennis E. Young
Executive Vice President and Chief Financial Officer
Wells Fargo Financial, Inc.

A signed original of this written statement has been provided to Wells Fargo Financial, Inc., (the "Company") as sponsor of the Wells Fargo Financial Thrift and Profit Sharing Plan and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

Plan Administrator
Wells Fargo Financial Thrift and Profit Sharing Plan:

We were engaged to audit the financial statements and supplemental schedule of the Wells Fargo Financial Thrift and Profit Sharing Plan (the Plan) as of December 31, 2003 and 2002 and for the years then ended, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at year end) as of December 31, 2003, is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June17, 2004

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Wells Fargo and Company

We consent to the incorporation by reference in the registration statement (No. 333-52600) on Form S-8 of Wells Fargo & Company of our report dated June 17, 2004, with respect to the statements of net assets available for plan benefits of the Wells Fargo Financial Thrift and Profit Sharing Plan as of December 31, 2003 and 2002, the related statements of changes in net assets available for plan benefits for each of the years then ended, and the related schedule as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Wells Fargo Financial Thrift and Profit Sharing Plan.

KPMG LLP

Des Moines, Iowa
June 23, 2004